SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*

 DITECH HOLDING CORP.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
93317W102
(CUSIP Number)
Irshad Karim
Lion Point Capital, LP
250 W 55th Street, 33rd Floor
New York, NY 10019
212-356-6227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS LION POINT MASTER, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 –
	8	SHARED VOTING POWER 5,043,209
	9	SOLE DISPOSITIVE POWER - 0 –
	10	SHARED DISPOSITIVE POWER 5,043,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,043,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%*
14		TYPE OF REPORTING PERSON PN

*
All calculations of beneficial ownership are based on (i) a total of 5,189,300 outstanding Shares of the Issuer, (ii) an initial conversion ratio of 114.975 Shares for each share of issued and outstanding Mandatorily Convertible Preferred Stock (as reported by the Issuer in its Form 8-K filed with the SEC on February 2, 2018), (iii) an initial conversion ratio of one (1) Share for each Series A Warrant and (iv) an initial conversion ratio of one (1) Share for each Series B Warrant. The Reporting Person’s shares are comprised of 185,906 Shares, 4,289,257 Shares that may be received upon conversion of 37,306 shares of Mandatorily Convertible Preferred Stock, 316,729 Shares that may be received upon exercise of the Series A Warrants, and 251,317 Shares that may be received upon exercise of the Series B Warrants. In accordance with Rule 13d-3(d)(1), the Mandatorily Convertible Preferred Stock held by the Reporting Persons is treated as converted and the Series A Warrants and Series B Warrants held by the Reporting Person are treated as exercised for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons.

1		NAMES OF REPORTING PERSONS LION POINT CAPITAL GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 –
	8	SHARED VOTING POWER 5,043,209
	9	SOLE DISPOSITIVE POWER - 0 –
	10	SHARED DISPOSITIVE POWER 5,043,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,043,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%*
14		TYPE OF REPORTING PERSON OO

1		NAMES OF REPORTING PERSONS LION POINT CAPITAL, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 –
	8	SHARED VOTING POWER 5,043,209
	9	SOLE DISPOSITIVE POWER - 0 –
	10	SHARED DISPOSITIVE POWER 5,043,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,043,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%*
14		TYPE OF REPORTING PERSON PN

1		NAMES OF REPORTING PERSONS LION POINT HOLDINGS GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 –
	8	SHARED VOTING POWER 5,043,209
	9	SOLE DISPOSITIVE POWER - 0 –
	10	SHARED DISPOSITIVE POWER 5,043,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,043,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%*
14		TYPE OF REPORTING PERSON OO

1		NAMES OF REPORTING PERSONS DIDRIC CEDERHOLM
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN AND FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 –
	8	SHARED VOTING POWER 5,043,209
	9	SOLE DISPOSITIVE POWER - 0 –
	10	SHARED DISPOSITIVE POWER 5,043,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,043,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%*
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS JIM FREEMAN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 –
	8	SHARED VOTING POWER 5,043,209
	9	SOLE DISPOSITIVE POWER - 0 –
	10	SHARED DISPOSITIVE POWER 5,043,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,043,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%*
14		TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Reporting Persons”).  This Amendment No.1 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction
On November 30, 2017, Walter Investment Management Corp., now known as Ditech Holding Corp. (the “Company”) filed a voluntary petition under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Court”) to pursue the Chapter 11 Plan. On January 18, 2018, the Court entered an order confirming the Chapter 11 Plan.
On the Effective Date, the Chapter 11 Plan became effective pursuant to its terms and the Company emerged from bankruptcy. On February 9, 2018, the Company filed a Form 8-K with the Securities and Exchange Commission describing the material terms of the Company’s emergence from bankruptcy. Among other things, on the Effective Date, the Company issued the following equity and equity-linked securities:
•	4,252,500 Shares;

•	100,000 shares of Mandatorily Convertible Preferred Stock, face amount $1,000, convertible into 11,497,500 Shares;

•	Series A Warrants, exercisable for 7,245,000 Shares; and

•	Series B Warrants, exercisable for 5,748,750 Shares.

The Series A Warrants are exercisable at a strike price equal to $20.63 per Share and may be exercised beginning on February 9, 2018 through February 9, 2028. The Series B Warrants are exercisable at a strike price equal to $28.25 per Share and may be exercised beginning on February 9, 2018 through February 9, 2028.
Pursuant to the Chapter 11 Plan, the Reporting Persons received Shares, Mandatorily Convertible Preferred Stock, New Second Lien Notes, Series A Warrants and Series B Warrants as set forth in Item 5 below.
The undersigned have acquired the Shares for investment purposes in the ordinary course of their business of investing and trading in securities. Based upon future circumstances, the undersigned may acquire additional securities of the Company, in open market purchases or otherwise, or dispose of securities of the Company, in open market sales or otherwise, at any time, or develop plans or proposals regarding the Company or any of its securities, based on the Reporting Persons’ investment objectives and policies, the Company's business and financial condition,  general market and industry conditions or other factors.
Item 5.	Interest in Securities of the Issuer
The aggregate percentage of Shares reported owned by each person named herein is based upon 5,189,300 Shares outstanding as of November 9, 2018.
A. Lion Point Master, LP (“Lion Point”)
(a)    As of the close of business on the date hereof, Lion Point beneficially owned 5,043,209 Shares, consisting of (i) 185,906 Shares, (ii) 4,289,257 Shares underlying the Mandatorily Convertible Preferred Stock (“Preferred Stock”), (iii) 316,729 Shares underlying Series A Warrants and (iv) 251,317 Shares underlying Series B Warrants, constituting beneficial ownership (calculated per Rule 13d-3(d)(1)) of approximately 50.2% of the Shares.
The Reporting Persons’ beneficial ownership, as calculated in accordance with the SEC rules, is approximately 50.2%, but this percentage does not accurately reflect the voting power of the Reporting Persons. At all times, the Company’s Mandatorily Convertible Preferred Stock votes on an as-converted basis with the Shares, whether or not such Preferred Stock has been converted. As a result, the Reporting Persons’ actual voting power, assuming full conversion of the Series A Warrants and the Series B Warrants held by the Reporting Persons only, is much lower than such percentage.
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,043,209
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,043,209

(c)    Lion Point has not entered into any transactions in the Shares during the past sixty days other than the following acquisitions of Preferred Stock:

Date	No. Preferred Shares	No. Underlying Shares

December 17, 2018	28,395	3,264,715

December 19, 2018	360	41,391
B. Lion Point Capital GP, LLC (“Lion Point Capital GP”)
(a) Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of 5,043,209 Shares.
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,043,209
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,043,209
(c)    Lion Point Capital GP has not entered into any transactions in the Shares during the past sixty days, except indirectly through Lion Point as described above.
C. Lion Point Capital, LP (“Lion Point Capital”)
(a) Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 5,043,209 Shares owned by Lion Point.
Percentage: Approximately 50.2%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,043,209
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,043,209
(c)    Lion Point Capital has not entered into any transactions in the Shares during the past sixty days, except indirectly through Lion Point as described above.
D. Lion Point Holdings GP, LLC (“Lion Point Holdings GP”)
(a)    Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 5,043,209 Shares owned by Lion Point.

Percentage: Approximately 50.2%
(b)      . Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,043,209
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,043,209

(c)    Lion Point Holdings GP has not entered into any transactions in the Shares during the past sixty days, except indirectly through Lion Point as described above.
E. Messrs. Cederholm and Freeman
(a)    Each of Messrs. Cederholm and Freeman, as a Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and as a Managing Member of Lion Point Holdings GP, may be deemed the beneficial owner of the 5,043,209 Shares owned by Lion Point.
Percentage: Approximately 50.2%
(b)     1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,043,209
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,043,209
(c)    Neither of Messrs. Cederholm nor Freeman has entered into any transactions in the Shares during the past sixty days, other than indirectly through Lion Point as described above.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to the effectiveness of the Chapter 11 Plan, (x) each share of common stock of WAC was exchanged for the following new securities of the Company: (i) 0.05689208 Shares, 0.09692659 Series A Warrants and (iii) 0.07690920 Series B Warrants and (y) every $1000 principal amount of Senior Notes was exchanged for 464.11293167 New Second Lien Notes and 0.18564517 shares of Mandatorily Convertible Preferred Stock of the Company, and (z) every $1000 principal amount of Convertible Notes was exchanged for 8.76919841 Shares, 14.94011581 Series A Warrants and 11.85465711 Series B Warrants of the Company. The Mandatorily Convertible Preferred Stock is convertible at an initial conversion ratio of 114.975 Shares for each share of issued and outstanding Mandatorily Convertible Preferred Stock; the Mandatorily Convertible Preferred Stock is mandatorily convertible at the earliest of (a) February 9, 2023, (b) at any time following one year after the Effective Date, the time that the volume weighted average pricing of the Shares exceeds 150% of the conversion price per share for at least 45 trading days in a 60 consecutive trading day period, including each of the last 20 days in such 60 consecutive trading day period, and (c) a change of control transaction in which the consideration paid or payable per Share is greater than or equal to $8.6975. The Series A Warrants are exercisable on a cash or cashless basis at an exercise price of $20.63 per Share and expire on February 9, 2028 at 5:00 p.m., New York City time. The Series B Warrants are exercisable on a cash or cashless basis at an exercise price of $28.25 per Share and expire on February 9, 2028 at 5:00 p.m., New York City time.
Following the effectiveness of the Chapter 11 Plan, each Reporting Person beneficially owned (i) 185,906 Shares, (ii) 37,306 shares of Mandatorily Convertible Preferred Stock, (iii) 316,729 Shares underlying the Reporting Persons’ Series A Warrants and (iv) 251,317 Shares underlying the Reporting Persons’ Series B Warrants.
On February 20, 2018, the Reporting Persons entered into a Joint Filing Agreement (annexed to the Schedule 13D) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.
Dated as of December 21, 2018.
LION POINT MASTER, LP

By: LION POINT CAPITAL GP, LLC
It: General Partner

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Founding Partner and Chief Investment Officer

LION POINT CAPITAL GP, LLC

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Founding Partner and Chief Investment Officer

LION POINT CAPITAL, LP
By: LION POINT HOLDINGS GP, LLC

It: General Partner

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Managing Member

LION POINT HOLDINGS GP, LLC

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Managing Member

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman